Exhibit 12.1

The J.M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands of dollars)

	Year Ended April 30,
	2012	2011	2010	2009	2008
Earnings before fixed charges:
Income before income taxes	701,158	717,164	730,753	396,065	254,788
Total fixed charges	105,800	90,563	84,351	75,560	50,617
Less: capitalized interest	(5,670)	(1,778)	(827)	(900)	(505)

Earnings available for fixed charges	801,288	805,949	814,277	470,725	304,900
Fixed charges:
Interest and other debt expense, net of capitalized interest	81,296	69,594	65,187	62,478	42,145
Capitalized interest	5,670	1,778	827	900	505
Estimated interest portion of rent expense (a)	18,834	19,191	18,337	12,182	7,967

Total fixed charges	105,800	90,563	84,351	75,560	50,617
Ratio of earnings to fixed charges	7.6	8.9	9.7	6.2	6.0

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.